UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Nuveen Churchill Private Credit Fund
Address of Principal Business Office:	375 Park Avenue, 9th Floor
New York, NY 10152
Telephone Number (including area code):	(212) 478-9200
File Number under the Securities Exchange Act of 1934:	814-01747

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On December 11, 2024, pursuant to the Purchase and Sale Agreement dated as of October 23, 2024 by and among Nuveen Churchill Private Credit Fund (the “Company”) and Nuveen Churchill Private Capital Income Fund (“PCAP”) (such agreement, the “Purchase Agreement”), the Company assigned and sold, and PCAP assumed and purchased, substantially all of the assets and liabilities of the Company (including obligations under the documents governing the Company’s portfolio assets and the outstanding indebtedness under the Company’s existing credit facility) for aggregate consideration equal to the net asset value of the Company as of the Determination Date (as defined in the Purchase Agreement). PCAP is a Delaware statutory trust and has elected to be regulated as a business development company under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Pursuant to the Purchase Agreement, following such assignment and sale, the Company is terminating its status as a business development company under the 1940 Act and is in the process of winding down its operations, dissolving, and liquidating, in each case as set forth in the Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 13th day of December, 2024.

Nuveen Churchill Private Credit Fund

By:	/s/ Kenneth J. Kencel
Name: Kenneth J. Kencel Title: Chief Executive Officer and President

Attest:	/s/ Shai Vichness
Name: Shai Vichness
Title: Chief Financial Officer and Treasurer